CITIGROUP GLOBAL MARKETS INC.

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

J.P. MORGAN SECURITIES LLC

c/o Citigroup Global Markets Inc.

390 Greenwich Street

New York, NY 10013

c/o Goldman, Sachs & Co.

200 West Street

New York, NY 10282-2198

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

c/o J.P. Morgan Securities LLC

383 Madison Avenue, 28th Floor

New York, NY 10179

April 12, 2013

Re:	Taminco Corporation Registration Statement on Form S-1 Registration File No. 333-185244

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Mr. Jay Ingram

Dear Mr. Ingram:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have distributed approximately 6,899 copies of the Preliminary Prospectus dated April 5, 2013 during the period April 5, 2013 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Taminco Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Time on April 17, 2013, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. GOLDMAN, SACHS & CO. CREDIT SUISSE SECURITIES (USA) LLC J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Daniel Weisenberg
Daniel Weisenberg

By:	Goldman, Sachs & Co.

By:	/s/ Ryan S. Gilliam
Ryan S. Gilliam

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Spyros Svoronos
Spyros Svoronos

By:	J.P. Morgan Securities LLC

By:	/s/ Bill Contente
Bill Contente